EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2023

Management's Discussion and Analysis Year ended December 31, 2023

Contents

1.1	Date			3

1.2	Overview			8
	1.2.1	Pebble Project		12
		1.2.1.1	Project Background and Status	12
		1.2.1.2	CWA Permitting Process	12
		1.2.1.3	EPA Proposed and Final Determinations	14
		1.2.1.4	Technical Programs	16
		1.2.1.5	Socioeconomic	16
	1.2.2	Legal Matters		17
	1.2.3	Financings		20
	1.2.4	Market Trends		21

1.3	Selected Annual Information			23

1.4	Summary and Discussion of Quarterly Results			24

1.5	Results of Operations			25
	1.5.1	Results of Operations – Three months and Year ended December 31, 2023 versus 2022		25
	1.5.2	Financial position as at September December 3031, 2023 versus December 31, 2022		26
	1.5.3	Plan of Operations		27
1.6	Liquidity			29

1.7	Capital Resources			30

1.8	Off-Balance Sheet Arrangements			30

1.9	Transactions with Related Parties			30

1.10	Fourth Quarter			31

1.11	Proposed Transactions			31

1.12	Critical Accounting Estimates			31

1.13	Changes in Accounting Policies including Initial Adoption			31

1.14	Financial Instruments and Other Instruments			32

1.15	Other MD&A Requirements			33
	1.15.1	Disclosure of Outstanding Share Data		34
	1.15.2	Disclosure Controls and Procedures		34
	1.15.3	Management’s Report on Internal Control over Financial Reporting ("ICFR")		34
	1.15.4	Limitations of Controls and Procedures		35
	1.15.5	Risk Factors		35
	1.15.6	Qualified Persons		45
	1.15.7	U.S. Securities Matters		45

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Management's Discussion and Analysis Year ended December 31, 2023

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2023, as publicly filed under the Company’s profile on Sedarplus at www.sedarplus.ca.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of April 1, 2024.

All dollar amounts herein are expressed in millions of Canadian dollars, unless otherwise specified.

Glossary

Abbreviations commonly used in this MD&A:
2020 Project Plan	The project plan as defined under the updated Project Description, as described in the final environmental impact statement for the Pebble Project
2023 PEA

The NI 43-101 technical report entitled, Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, Effective Date: August 21, 2023 Amended & Restated Report Date: September 18, 2023 by Robin Kalanchey, P.Eng., Ausenco Engineering Canada Inc., Scott Weston, P. Geo., Ausenco Sustainability Inc., Graeme Roper, P. Geo., Tetra Tech Canada Inc., Greg Z. Mosher, P. Geo., Tetra Tech Canada Inc., Hassan Ghaffari, P.Eng., Tetra Tech Canada Inc., Sabry Abdel Hafez, PhD, P.Eng., Worley Canada Services Ltd., Les Galbraith, P.Eng., P.E., Knight Piésold Ltd., Stuart J. Parks, P.E., NANA Worley, James Wescott Bott, P.E., HDR Alaska Inc., Steven R. Rowland, P.E., RECON LLC

Administrative Appeal Decision

The administrative appeal decision of the USACE dated April 24, 2023, issued in respect of the appeal by the Pebble Partnership of the Alaska District’s Record of Decision of the Pebble Partnership’s permit application under Section 404 of the CWA

Alaska District	The Alaska District of the USACE
CMP	Compensatory Mitigation Plan for the Pebble Project submitted by the Pebble Partnership to the USACE under the CWA permitting process
Convertible Notes	The Convertible Notes issued in connection with the December 2023 Convertible Note financing, as described below in Section 1.2.3
CWA	Clean Water Act
EIS	Environmental Impact Statement
EPA	U.S. Environmental Protection Agency
Final Determination	The final determination of the EPA issued on January 30, 2023, under the CWA
June 2020 Revised Project Application	The revised permit application submitted to the USACE under NEPA in June 2020
NEPA	The United States National Environmental Policy Act
NI 43-101	National Instrument 43-101, a national instrument in Canada for Standards of Disclosure for Mineral Projects
Original Proposed Determination	The original proposed determination issued by the Regional Administrator of the EPA Region 10 under Section 404(c) of the CWA in respect of the Pebble Project published in July 2014
Pebble Partnership	The Pebble Limited Partnership, an Alaskan registered limited partnership wholly owned by the Company
Pebble Deposit	The copper, gold, molybdenum, silver and rhenium mineral deposit located in southwest Alaska on the mining claims and leasehold interests of the Pebble Partnership
Pebble Project	The development of a mine producing copper, gold, molybdenum, silver and rhenium minerals from the Pebble Deposit
Project Description

The production plan and corresponding project configuration for the development of the Pebble Project, as presented in the original December 2017 Permit Application, subsequently amended, and reflected in the 2023 PEA

Proposed Project	The development of the Pebble Project in accordance with the Project Description
PIR	Public Interest Review under the CWA permitting process
Revised Proposed Determination	The revised proposed determination issued by the Regional Administrator of the EPA under Section 404(c) of the CWA in respect of the Pebble Project published in May 2022
ROD	The Record of Decision issued by the USACE on November 20, 2020 denying the permit application of the Pebble Partnership under Section 404 of the CWA
Royalty Agreement

The royalty agreement dated July 26, 2022 between the Pebble Partnership, together with certain other wholly owned subsidiaries of the Pebble Partnership, and the royalty holder, as subsequently amended (refer 1.2.3 Financings)

Royalty Holder	The holder of a royalty granted under the Royalty Agreement
SEC	The U.S. Securities and Exchange Commission.
U.S.	United States
USACE	U.S. Army Corps of Engineers

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Management's Discussion and Analysis Year ended December 31, 2023

Forward Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

•	our goal regarding the potential for securing the necessary permitting for the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•	the remand process to be completed by the Alaska District of the USACE under the Administrative Appeal Decision and issuance of the final ROD under Section 404 of the CWA;

•	our ability to successfully obtain federal and state permits required for the Pebble Project, including under the CWA, the NEPA, and relevant legislation;

•

the success of the two separate actions that have commenced in the U.S. federal courts challenging EPA’s actions in connection with its Final Determination to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project and our related litigation strategy;

•	the outcome of the U.S. government investigations involving the Company;

•	our ability to successfully defend against or otherwise resolve purported class action lawsuits that have been commenced against the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for the exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state and regional economies;

•	that any additional prepayment investments will be made in connection with our gold and silver production Royalty Agreement (as defined below) for the Pebble Project;

•	uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

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Management's Discussion and Analysis Year ended December 31, 2023

Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made considering their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•

that the remand process of the ROD ordered under the Administrative Appeal Decision will enable us to respond to the USACE’s comments on the CMP in our efforts to adequately address the direct and indirect impacts of the Pebble Project;

•

that we will ultimately be able to demonstrate that the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of the Pebble Project;

•

that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that the Pebble Project will be economically feasible based on a project plan for which permitting can be secured;

•	that we will be successful in challenging the Final Determination through the legal actions that we have commenced;

•	that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

•

Such Forward Looking Statements related to the 2023 PEA also include (i) the project plan for the Pebble Project, as defined by the Proposed Project and various Potential Expansions Scenario and including the financial results of the 2023 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing; (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the exploration potential of the Pebble Project, (v) the future demand for copper, gold and other metals; and (iv) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. The 2023 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no assurance that the 2023 PEA will be realized. Mineral Resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to reserves. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while we considered as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

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Management's Discussion and Analysis Year ended December 31, 2023

Such forward looking statements or information related to the 2023 PEA include but are not limited to statements or information with respect to the mined and processed material estimates, the internal rate of return, the annual production, the net present value, the life of mine, the capital costs, operating costs estimated for each of the Proposed Project and the expansion scenarios for the Pebble Project, other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed), projected metallurgical recoveries, plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation, market price of precious and base metals, or other statements that are not statement of fact.  Additional assumptions we used to develop forward-looking statements related to the 2023 PEA also include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project and (v) third parties will be prepared to participate in the development of the Pebble Project through the undertaking of the development of infrastructure required for the mine (e.g., marine terminal, access roads, natural gas pipelines, mine site power plant).

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

•	Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•

we may be unsuccessful in our efforts to present a revised CMP to the Alaska District under the USACE’s remand process that will address the concerns of the Alaska District as to the impacts of the Pebble Project with the result that the Alaska District may issue a final ROD denying the Pebble Partnership a permit under the CWA that we require to operate the Pebble Project;

•	the USACE may ultimately elect not to conduct any further review or analysis of the ROD or the CMP on remand as a result of the fact that the EPA had issued the Final Determination;

•	we may be unsuccessful in the legal actions that we have commenced to challenge the Final Determination;

•	our inability to ultimately obtain permitting for the Pebble Project;

•

our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a project plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder securities litigation claims that have been filed against us in the U.S., we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to the three shareholders who “opted-out” of the U.S. class settlement;

•

the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice and a federal grand jury in Alaska;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	the Royalty Holder under our gold and silver production Royalty Agreement may not increase its investment;

•	an inability to continue to fund exploration and development activities and other operating costs;

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Management's Discussion and Analysis Year ended December 31, 2023

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue as a going concern;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue as a going concern;

•	the volatility of copper, gold, molybdenum, silver and rhenium prices and share prices of mining companies;

•	uncertainty related to the conflicts in Ukraine and the Middle East;

•	the impact of inflation on project costs and budgets for 2024 and beyond;

•	stock market volatility resulting from rising interest rates and the impact on our ability to complete equity financings;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including but not limited to, the appeal and remand of the ROD and our challenge of the Final Determination;

•	the inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the Convertible Notes may adversely impact our ability to complete future equity financings;

•

the potential equity dilution to current shareholders due to future equity financings or from the exercise of outstanding share purchase options and warrants, if any, to purchase the Company’s common shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the finalization of the project plan for the Pebble Project, including the financial results of the 2023 PEA, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) the completion of all necessary engineering for mining, processing and infrastructure facilities, (v) our ability to secure a partner for the development of the Pebble Project, and (vi) our receipt of significant additional financing, including that associated with the full Royalty Agreement, to fund these objectives as well as funding mine construction.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

See 1.15.5 Risk Factors and the risk factors and related discussions in the Company’s annual information form for the year ended December 31, 2023 (the "2023 AIF").

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s 2023 AIF and other continuous disclosure filings that are available on Sedarplus at www.sedarplus.ca, and the Company’s Annual Report on Form 40-F filed with the SEC available at www.sec.gov.

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Management's Discussion and Analysis Year ended December 31, 2023

1.2 Overview

Northern Dynasty is a mineral exploration company with a wholly owned Alaskan registered limited partnership, the Pebble Limited Partnership. The Company’s business in Alaska is operated through the Pebble Partnership. The Pebble Partnership, through wholly-owned subsidiaries, holds a 100% interest in mining claims that host the Pebble Copper-Gold-Molybdenum-Silver-Rhenium deposit, the basis of the Pebble Project (or "Pebble") in southwest Alaska, U.S.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources, containing significant quantities of copper, gold, molybdenum, silver and rhenium. The primary commodity is copper, which is used extensively in green power and electrification technologies.  Molybdenum is used to enhance strength, toughness, wear, and corrosion resistance of materials used to construct wind turbines and solar panels, and recent research is also showing molybdenum’s potential to improve the durability of lithium-powered batteries. In addition to their growing importance in the green transition, copper, molybdenum and silver, are widely used for industrial and other purposes.  Rhenium is used in key applications such as jet engines and related military applications and as a catalyst in industrial applications such as the production of high-octane, lead-free gasoline.

Further, events around the world over the past few years have demonstrated the fragility and insecurity of the global supply chain, and the need for the U.S. and other countries to achieve security over important commodities that are part of the energy transition.  The Company believes the Pebble Project, if developed, would help the U.S. to meet its electrification targets and advance its stated goal of mineral security.

Funding to Advance the Pebble Project

In December 2023, Northern Dynasty completed an offering of Convertible Notes having an aggregate principal amount of US$15 million and a private placement in the Company for aggregate gross proceeds of $3.4 million.

In November 2023, the Company announced that it had received the initial US$2 million of the second tranche of investment based on the July 26, 2022 Royalty Agreement and had agreed to amend the terms of the Royalty Agreement (the "Amendment") to increase flexibility of payment installments and to extend the original July 25, 2024 expiration date if certain conditions are met.  Pursuant to the Amendment, the Royalty Holder receives the right to fund the second US$12 million tranche in six equal installments of US$2 million each ("Additional Payment Installment"), with the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per Additional Payment Installment made (representing 1/6 of the aggregate royalty under the second tranche).

For additional details on the December 2023 financings, Royalty Agreement and Amendment, see 1.2.3 Financings.

Independent Preliminary Economic Assessment

In September 2023, the Company announced the results of the 2023 PEA.  The report is an independent review of the project that provides updated cost and price estimates to reflect current economic volatility.  It includes an infrastructure plan that uses the “southern route” for project access as defined in the original permitting application for the Pebble Project.  The 2023 PEA also updates the status of the EPA’s Final Determination and USACE Record of Decision Appeal processes to the date of the report.

___________________

1 https://phys.org/news/2018-03-batteries.html

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Management's Discussion and Analysis Year ended December 31, 2023

The 2023 PEA provides production, financial and cost estimates for a proposed 20-year, 180,000 tons per day open pit operation with conventional processing producing three concentrates for the Pebble Project in Southwest Alaska (the "Proposed Project") as described in the Pebble Project permit application and its amendments. The study presents positive projected financial results, excellent optionality and important benefits for Alaska from the potential mine development at Pebble.

The 2023 PEA also examines potential mine expansion scenarios, which are presented to test the sensitivity of the project to such expansions and to demonstrate the optionality inherent in the polymetallic Pebble deposit by presenting a possible pathway for future mine development. It assesses the potential future addition of a secondary recovery gold plant.  These sensitivity analyses indicate the project life could be extended for periods of up to a century to extract slightly more than 70% of the mineral resource, with commensurate increases in metal production and, potentially, improved financial results.

The Company’s 2023 Annual Information Form and its Form 40-F filing provide additional information on the 2023 PEA study and its results.  For full details, see the 2023 PEA Technical Report under the Company’s profile on www.sedarplus.ca or as a 6K filing on www.sec.gov.

Status of Administrative Appeal Decision on ROD

The Pebble Partnership submitted a CWA Section 404 Permit Application for the Pebble Project to the USACE in December 2017 and the federal permitting process was initiated in January 2018.  The final EIS was issued in July 2020, following intensive review.  The final EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry including prices and there would be positive socioeconomic impacts on local communities.  Nevertheless, in November 2020, the USACE announced a negative ROD.  The Pebble Partnership submitted an extensive Record for Appeal which was accepted in February 2021.  The USACE completed the administrative record for the appeal and provided a copy to the Pebble Partnership in June 2021.  The USACE appointed a new Review Officer ("RO") in August 2021 to lead the Pebble Project appeal, and an appeal conference was held in July 2022.

The USACE Pacific Ocean Division issued its Administrative Appeal Decision on April 25, 2023.  That decision did not sustain the permit denial decision on the Pebble Project that was originally made by the Alaska District, and instead remanded the matter back to the Alaska District to re-evaluate specific issues.  Section II.A (page 27) of the Administrative Appeal Decision2 states: “…Specifically, the District should provide complete and detailed comments to the Appellant on the compensatory mitigation plan allowing the Appellant sufficient time to address those comments prior to finalizing a revised mitigation plan review.  The District should also note that if a compensatory mitigation plan is determined acceptable and adequately offsets direct and indirect impacts, a new PIR and 404(b)(1) analysis may be required.”

Management believes that the remand supports the Company’s position since 2020 that the ROD process was not fairly conducted, and notes that the RO raised similar concerns on many substantive issues.  The administrative record does not show that the Company was given sufficient instruction, feedback or time to remedy the CMP in order to have a chance of success.  If the Company is given the opportunity to provide a new CMP that meets the requirements, that CMP could require re-evaluation of the justification for the ‘significant degradation’ finding which, in turn, could have a cascading effect on the PIR and the USACE’s ultimate determination on the ROD under the CWA.  Additionally, as part of the PIR analysis, the RO pointed out that the District was wrong to consider potential catastrophic impacts of a tailings storage facility failure as a reason for its permit denial, because the final EIS found that the Pebble tailings storage facility design did NOT present any reasonably foreseeable failure risks.  This contradiction will need to be explained on remand.

______________________

2 document is available at: https://www.pod.usace.army.mil/Missions/Regulatory/Appeals/

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Management's Discussion and Analysis Year ended December 31, 2023

Management also notes that the EPA’s Final Determination specifically refers to the risk of catastrophic tailings failure to justify its decision, despite the final EIS saying that this is not reasonably foreseeable.

In light of the Final Determination and the remand decision, the District was instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed. Six extensions have been requested and granted.  On November 27, 2023, the Division Commander approved the request for an extension until the Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA Section 404(c) authority. On January 8, 2024, the Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal Federal Court process. As of March 2024, the Division Commander had not acted on this decision, but has informed the Company that it will provide an update on its decision, but with no specific timeline for that response.

Refer to the discussions below under 1.2.1.2 CWA Permitting Process and 1.2.1.3 EPA Proposed and Final Determinations, for more details.

Actions Filed

Northern Dynasty and the Pebble Partnership are seeking judicial review of the Final Determination.  On March 15, 2024, the Company announced that it and the Pebble Partnership had filed two separate actions in the federal courts challenging the federal government’s actions to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project.

One action, filed in Federal District Court in Alaska seeks to vacate the EPA’s Final Determination to veto a development at Pebble.  This is the main focus of the legal actions. The complaint in this action alleges, among many other points:

•	the veto was issued in violation of various federal statutes regarding Alaska’s statehood rights and a land exchange approved by Congress;

•	it was based on an overly broad legal interpretation of the EPA’s jurisdiction which has since been over-ruled by the Supreme Court;

•	its geographic scope exceeds that allowed by the statute;

•	it was based on information previously developed by the EPA in an illegal preemptive veto process that was designed to reach a predetermined result;

•	the EPA has not demonstrated that the development of the Pebble deposit will have unacceptable adverse effects under Section 404(c);

•	the EPA has not demonstrated any impacts to Bristol Bay fisheries that would justify the extreme measures in the Final Determination; and

•	the factual basis stated to support the veto is directly contradicted by the Final EIS published by the USACE, which is an important part of the administrative record.

An action was also filed in the United States Court of Federal Claims in Washington, DC, claiming that the actions by the EPA constitute an unconstitutional “taking” of Northern Dynasty’s and the Pebble Partnership’s property.  We plan to ask the court to defer considering this action until the EPA veto case, discussed in Action 1 above, has been finally resolved.  Our permitting strategy is focused entirely on winning the EPA veto case and permitting the Pebble project.  The “takings” case is a secondary strategy only, and the filing of the “takings” case at this time ensures that we would not be barred from doing so by the statute of limitations in the future.

On March 14, 2024, the State of Alaska filed a “takings” action in the United States Court of Federal Claims in Washington, DC.  It is anticipated that the State of Alaska will also be filing an action in Federal District Court in Alaska that is similar to that filed by us.

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Management's Discussion and Analysis Year ended December 31, 2023

There is no assurance that either of our legal actions to challenge the Final Determination will be successful in overturning the Final Determination or securing financial damages in our favour.  In addition, there is no assurance that the Pebble Partnership’s appeal of the ROD will ultimately be successful in securing the required permits for the Pebble Project.  If not withdrawn or overturned, the Final Determination would prevent the Company from developing the Pebble deposit as set out in the 2020 Project Plan or in any other mine plan that the EPA would consider as resulting in "adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan.”

Other Activities

During the quarter, the Company and its technical team were engaged in providing input, as necessary, to the ROD remand and next steps related to the Final Determination.  The Company continues to maintain an active corporate presence in Alaska and Washington, D.C., to engage and consult with project stakeholders.  Its corporate activities during the quarter were focused on financing activities and preparations for a judicial review of the EPA’s illegal veto under the Final Determination.  Ongoing activities include discussions directed toward securing a partner with which to advance the overall development of the project.

Plans for 2024

The Company will be focused on activities/plans to challenge the EPA’s illegal veto, and it will continue to be engaged in the process under the Administrative Appeal Decision on the ROD.

An active corporate presence will also be maintained in Alaska and Washington, D.C. to continue engagement and consultation with government and project stakeholders.

A small field program is planned by the technical team in 2024 to collect any remaining minor debris from the site facilities destroyed by a 2022 wildfire, to plug and close boreholes that are no longer required for monitoring and conduct inspections in support of the permit.  Additional analysis of samples taken during geotechnical programs in 2017 and 2018 is also planned.

Other activities will include corporate reporting, investor relations and discussions directed toward securing a partner with which to advance the overall development of the project.

Corporate

As of December 31, 2023, the Company had $18.2 million in cash and cash equivalents and a working capital (current assets less current liabilities) of $0.9 million as a result of recognizing the Convertible Notes in current liabilities.

The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the ROD and challenging the EPA and its Final Determination as well as other matters addressed in 1.5.3 Plan of Operations.  The Company will require additional funds to meet all its business objectives.  Pursuant to the Royalty Agreement, the Company may receive an additional US$46 million should the Royalty Holder exercise its right to purchase additional rights to future gold and silver production from the Pebble Project.  As of the date of the MD&A, the Company received an initial US$2 million investment relating to the second US$12 million tranche under an amendment to the Royalty Agreement which provides the Royalty Holder with the right to fund the remainder of the second US$12 million tranche in five US$2 million investments.  However, there is no assurance that this will occur.  Additional financings may include, as necessary, through any or a combination of debt and equity (subject to terms of the Convertible Notes), royalties and/or contributions from possible new Pebble Project participants; however, there can be no assurance that it will be successful in obtaining additional financing.  If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

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Management's Discussion and Analysis Year ended December 31, 2023

1.2.1 Pebble Project

The Pebble Project is located in southwest Alaska, approximately 17 miles from the villages of Iliamna and Newhalen, and approximately 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level and 125 miles from Bristol Bay, the site conditions are generally favorable for the mine site and infrastructure development.

1.2.1.1 Project Background and Status

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001, and subsequently the Pebble Partnership, in which Northern Dynasty currently owns a 100% interest, has completed significant mineral exploration, environmental baseline data collection, and engineering studies to advance the Pebble Project.

Exploration led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over 1 million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit. The Pebble deposit contains considerable amounts of copper, gold, molybdenum, silver, and rhenium mineral resources.

Comprehensive deposit delineation, environmental, socioeconomic, and engineering studies of the Pebble deposit began in 2004 and continued through 2013.

1.2.1.2 CWA Permitting Process

The Pebble Partnership developed a project design for the Pebble Project in 2017 (see note 5 in 1.2 Overview for more information). This design was incorporated in the CWA 404 permit application submitted to the USACE on December 22, 2017, initiating federal review for the Pebble Project under NEPA. Over the following 2½ years, the project was the subject of intensive review by the USACE and eight federal cooperating agencies (including the EPA and U.S. Fish & Wildlife Service), three state cooperating agencies (including Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), the Lake & Peninsula Borough and federally recognized tribes.

On July 24, 2020, the USACE posted the final EIS on its website. The final EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry, including prices, and there would be a number of positive socioeconomic impacts on local communities.

After consultation with the USACE, a CMP was submitted to the USACE on November 4, 2020. Further details on the CMP can be found in the Company’s 2022 year end filings.

On November 25, 2020, the USACE issued the ROD. The ROD rejected the CMP as "noncompliant" and determined the Pebble Project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA.

The Pebble Partnership submitted a request for appeal of the ROD (the "RFA") to the USACE Pacific Ocean Division on January 19, 2021. The RFA reflects the Pebble Partnership’s position that the ROD and permitting decision are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the final EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of "significant degradation" by the USACE is contrary to law and unsupported by the record, (ii) the USACE’s rejection of the Pebble Partnership’s CMP is contrary to the USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record. In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is "complete and meets the criteria for appeal."

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Management's Discussion and Analysis Year ended December 31, 2023

The USACE Pacific Ocean Division issued its Administrative Appeal Decision on April 25, 2023. That decision did not sustain the permit denial decision on the Pebble Project that was originally made by the Alaska District, and instead remanded the matter back to the Alaska District to re-evaluate specific issues. The Administrative Appeal Decision set forth the RO’s assessment of the merits of the Pebble Partnership’s reasons for appeal, as set forth in the RFA. The decision found that certain key reasons for appeal had merit, while other arguments did not have merit. As a result, the USACE ordered that the ROD be remanded to the Alaska District Engineer for reconsideration, additional evaluation, and documentation sufficient to support the decisions. Key elements of the decision included the following:

•

The RO generally concluded that the Pebble Partnership’s arguments that the finding of "significant degradation" by the Alaska District is contrary to law and unsupported by the record did not have merit but agreed with the Pebble Partnership that the Alaska District’s use of a certain watershed scale for analysis was not supported by the record and remanded this portion of the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

•

The RO concluded that the argument that the CMP was improperly rejected without providing the Pebble Partnership an opportunity to correct the alleged deficiencies did have merit. As a result, the RO remanded the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision with the specific directions that:

•

the Alaska District should provide complete and detailed comments to the Pebble Partnership on the CMP and that the Pebble Partnership is to have sufficient time to address those comments prior to finalizing a revised CMP for review; and

•	if a CMP is determined to be acceptable and adequately offsets direct and indirect impacts, a new Public Interest Review and Section 404(b)(1) analysis may be required.

•

The RO concluded that certain elements of the Pebble Partnership’s arguments regarding the PIR decision analysis had merit and remanded those portions to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

•

The RO concluded that the Pebble Partnership’s arguments that the ROD failed to adequately consider the State of Alaska’s interest as the land ownership and its designation of the land for mineral development did not have merit,

As a result of the remand decision, and in light of the Final Determination (see 1.2.1.3 EPA Proposed and Final Determinations below), the Alaska District was instructed to review the appeal decision and to notify the parties how it plans to proceed within 45 days of the date of the Administrative Appeal Decision.  The deadline has been requested and approved six times, including on November 27, 2023, when the Division Commander approved the request for an extension until the U.S. Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA Section 404(c) authority.  On January 8, 2024, the U.S. Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal Federal Court process. As of March 2024, the Division Commander had not acted on this decision, but has informed the Company that it will provide an update on its decision, but with no specific timeline for that response.

With respect to the Final Determination issued by the EPA, however, the USACE cannot issue a permit under the CWA at this time even if the Pebble Partnership is successful in submitting a CMP that is acceptable to the USACE. Accordingly, there is no assurance that this remand and further CMP process will ultimately result in the issuance of a positive ROD by the Alaska District. If this remand does not result in the issuance of a positive ROD, the Company may seek judicial review of the ROD in the appropriate U.S. District Court. There is no assurance that any judicial review would be successful in overturning the ROD.

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Management's Discussion and Analysis Year ended December 31, 2023

1.2.1.3 EPA Proposed and Final Determinations

In February 2014, the EPA announced a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition of mining activities associated with the Pebble Deposit, referred to as the Original Proposed Determination. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off the Original Proposed Determination. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the Pebble Project to move forward with state and federal permitting. As part of the joint settlement agreement, the EPA agreed to initiate a process that led to the withdrawal of the Original Proposed Determination in July 2019.

On September 9, 2021, the EPA announced it planned to set aside the 2019 withdrawal of the Original Proposed Determination and re-initiate the Section 404(c) process for the waters of Bristol Bay. The Company believes the results of the final EIS support the 2019 withdrawal. As part of its review process, the EPA issued a letter dated January 27, 2022, to the Pebble Partnership advising as to the EPA’s belief that the discharge of dredged or fill associated with mining of the Pebble Project could result in unacceptable adverse effects on important fishery areas and of its intent to issue a Revised Proposed Determination. The EPA’s letter was also addressed to the USACE and the State of Alaska Department of Natural Resources. The EPA invited the Pebble Partnership, the USACE, and the State of Alaska Department of Natural Resources to submit information “to demonstrate that no unacceptable adverse effects to aquatic resources” would result from the Pebble Project. The Pebble Partnership responded to the EPA on March 28, 2022, contesting both the factual claim by the EPA as to the impact on aquatic resources and the legal basis on which the EPA had proposed to act.

The State of Alaska also responded to the EPA’s letter by letter dated March 28, 2022. The State of Alaska advised the EPA of its position that the issuance of a Section 404(c) veto would contravene the Alaska Statehood Act, the Cook Inlet Land Exchange Act and potentially the “takings clause” of the United States Constitution.

On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a Revised Proposed Determination. The Revised Proposed Determination would establish a "defined area for prohibition" coextensive with the current project plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project. The Revised Proposed Determination would also establish a 309-square-mile "defined area for restriction."

On January 30, 2023, the EPA issued the Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

The Final Determination includes the determinations of the EPA that:

•

the discharges of dredged or fill material for the construction and routine operation of the mine identified in the 2020 Project Plan at the Pebble Deposit will have unacceptable adverse effects on anadromous fishery areas in the South Fork Koktuli River ("SFK") and North Fork Koktuli River ("NFK") watersheds;

•

discharges of dredged or fill material associated with developing the Pebble deposit anywhere in the mine site area within the SFK and NFK watersheds that would result in the same or greater levels of loss or streamflow changes as the 2020 Project Plan also will have unacceptable adverse effects on anadromous fishery areas in these watersheds, because such discharges would involve the same aquatic resources characterized as part of the evaluation of the 2020 Project Plan; and

•

discharges of dredged or fill material for the construction and routine operation of the Pebble deposit anywhere in the SFK, NFK, and Upper Talarik Creek ("UTC") watersheds will have unacceptable adverse effects on anadromous fishery areas if the effects of such discharges are similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan.

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Management's Discussion and Analysis Year ended December 31, 2023

Based on these determinations, the Final Determination:

•

prohibits the specification of waters of the United States within the Defined Area of Prohibition, as defined in the Final Determination, as disposal sites for the discharge of dredged or fill material for the construction and routine operation of the 2020 Project Plan. This includes future proposals to construct and operate a mine to develop the Pebble Deposit that result in any of the same aquatic resource loss or streamflow changes as the 2020 Project Plan. Moreover, dredged or fill material need not originate within the boundary of the Pebble Deposit to be associated with the developing the Pebble deposit and, thus, subject to the prohibition. For purposes of the prohibition, the "2020 Project Plan" is (i) the project plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application and the final EIS; and (ii) future proposals to construct and operate a mine to develop the Pebble Deposit with discharges of dredged or fill material into waters of the United States within the Defined Area for Prohibition that would result in the same or greater levels of loss or streamflow changes as the project plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application. The Defined Area for Prohibition covers approximately 24.7 square miles (63.9 km2) and includes the area covered by the mine footprint of the 2020 Project Plan; and

•

restricts the use of waters of the United States within the Defined Area for Restriction, as defined in the Final Determination, for specification as disposal sites for the discharge of dredged or fill material associated with future proposals to construct and operate a mine to develop the Pebble Deposit that would either individually or cumulatively result in adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan. The Defined Area for Restriction encompasses certain headwaters for the SFK, NFK and UTC watersheds and covers an area of approximately 309 square miles (800 km2).

On July 26, 2023, the State of Alaska filed a motion in the Supreme Court of the United States.  The Motion for Leave to File a Bill of Complaint argued that the Final Determination breaches a contract (the Cook Inlet Land Exchange) involving Alaska and the United States and violates the federal statutory recognition and implementation of that land exchange.  It also argued that the veto violates the Administrative Procedure Act because the veto is arbitrary and capricious.  Finally, it argued that the veto - which withdraws 309 square miles in the Bristol Bay region from use for mining purposes - is an unconstitutional taking without just compensation.  The Bill of Complaint sought injunctive relief requiring the EPA to withdraw its veto or, in the alternative, and sought monetary damages for breach of contract and the unconstitutional taking without just compensation.  On January 8, 2024, the U.S. Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal Federal Court process, meaning that the complaint would first have to be heard by a federal district court and then by a federal circuit court of appeal before being considered by the Supreme Court.

As further described in the Overview, in March 2024, Northern Dynasty and the Pebble Partnership have filed two separate actions in the federal courts challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project.

On March 14, 2024, the State of Alaska filed a “takings” action in the United States Court of Federal Claims in Washington, DC. It is anticipated that the State of Alaska will also be filing an action in Federal District Court in Alaska that is similar to that filed by Northern Dynasty and the Pebble Partnership.

There is no assurance that any judicial review would be successful in overturning the Final Determination or that the remand of the ROD will be successful. If not withdrawn or overturned, the Final Determination would prevent the Company from developing the Pebble Deposit as set out in the 2020 Project Plan or in any other mine plan that the EPA would consider as resulting in "adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan."

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Management's Discussion and Analysis Year ended December 31, 2023

1.2.1.4 Technical Programs

During the year, the Company’s oversaw and provided support to the independent consultants preparing the 2023 PEA. During the fourth quarter, plans were made for the 2024 site program. Work such as providing input to the ROD remand process and into planning for a response to the Final Determination was ongoing.

1.2.1.5 Socioeconomic

Community Engagement

Pebble Project technical programs are supported by stakeholder engagement activities undertaken by the Pebble Partnership in Alaska. The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

•	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

•	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

•	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

•	encourage stakeholder and public participation in the regulatory permitting process for Pebble; and

•	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program have included:

•	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

•	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

•	outreach to elected officials and political staff at the national, state and local levels; and

•	outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, and conservation organizations, among others.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska. This program of engagement and consultation also includes discussions to secure stakeholder agreements to support the project’s development.

Right-of-Way Agreements and Other Community Initiatives

On June 16, 2020, the Company announced the Pebble Partnership has established the Pebble Performance Dividend LLC ("PPD LLC") to provide a local revenue sharing program with the objective of ensuring that full-time residents of communities in southwest Alaska benefit directly from the future operation of the proposed Pebble Project. The intention is for PPD LLC to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3 million each year the Pebble mine operates, beginning at the outset of project construction.

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Management's Discussion and Analysis Year ended December 31, 2023

The Pebble Partnership has finalized Right-of-Way ("ROW") agreements with Alaska Native village corporations and other landowners with land holdings along proposed transportation and infrastructure routes for the Pebble Project. The ROW agreements secure access to portions of several proposed transportation and infrastructure routes to the Pebble Project site for construction and operation of the proposed mine and represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region. Transportation and other infrastructure for a mine at Pebble is expected to benefit Alaska Native village corporations, their shareholders and villages through toll payments and user fees, contracting opportunities, and improved access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region.

A Memorandum of Understanding ("MOU") between the Pebble Partnership and Alaska Peninsula Corporation ("APC") was announced on July 6, 2020. APC is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site and along portions of the proposed transportation corridors. The MOU envisages that APC will lead the development of a consortium of Alaska Native village corporations. It is contemplated that the consortium would provide road maintenance, truck transport, port operations and other logistical services to the Pebble Project should the development of the mine proceed. The MOU is consistent with the Company’s strategy of ensuring the development of the Pebble Project will benefit local Alaska communities and people. The MOU is not a binding final contract. Any final contracts with APC or other Alaska Native village corporations will require further negotiation of commercial terms and negotiation of definitive contracts. There is no assurance that these contracts will be concluded or that the Alaska Native village corporations will support the Pebble Project.

1.2.2 Legal Matters

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group. Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty’s President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE). The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE - Alaska District issued a statement that, following a review of the transcripts of the recordings, they had "identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant’s executives".

Committee on Transportation and Infrastructure of the United States House of Representatives

On November 19, 2020, the Pebble Partnership received a letter from the Committee on Transportation and Infrastructure of the United States House of Representatives, stating that the comments made by Mr. Collier and Mr. Thiessen regarding the expansion, capacity, size and duration of the potential Pebble mine were believed to be inconsistent with the testimony of Mr. Collier before the Committee and demanding production of documents apparently related to the comments. The Company produced documents in response to those requests. The Company also responded to the Committee by letter denying and refuting that there was any inconsistency as raised in the Committee’s November 19, 2020 correspondence.

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Management's Discussion and Analysis Year ended December 31, 2023

On October 22, 2022, the Committee’s then-Majority Staff released a report concerning the Pebble Project, alleging false testimony to the Committee, and indicating that a referral has been made to the U.S. Attorney General. The Majority Staff Report was issued without providing the Company any opportunity to respond to the allegations contained in the Majority Staff Report prior to its release. Nor did the Committee publicly request or conduct any interviews of Northern Dynasty or Pebble employees after its November 19, 2020, correspondence. The Pebble Partnership, in a press release, responded "[w]e want to be absolutely clear, however, that to the extent the report contains any suggestion that we tried to mislead regulators in any way, it is categorically wrong and misinformed of the realities of the Pebble permitting process." The Company also stated "[w]e look forward to laying out the essential context missing from the report." Pebble Partnership CEO, John Shively, further responded to the Majority Staff Report in a letter dated December 22, 2022, stating that the Majority Staff Report was "issued in violation of Committee rules and without any meaningful consideration of the objective facts." No formal response to the letter has been received from the Committee.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company is not aware of any criminal charges having been filed against any entity or individual in this matter. The Company and the Pebble Partnership are cooperating with the grand jury investigation.

The Company also self-reported this matter to the SEC and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

Class Action Litigation following the USACE’S Record of Decision

United States

On December 4 and 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated, and a lead plaintiff and counsel were appointed. A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023. On April 17, 2023, the parties notified the Court that, following mediation between the parties and the insurance carriers, an agreement-in-principle was reached to settle the consolidated action and that the parties expect to finalize the agreement over the coming weeks. On June 7, 2023, the parties filed the executed settlement agreement with the Court, which (a) provides for a settlement amount within insurance policy limits, and (b) makes clear that the defendants deny any liability whatsoever and makes no admission of wrongdoing. On July 24, 2023, the Court held a Fairness Hearing to determine if it would grant preliminary approval of the settlement agreement. Consistent with guidance from the Court at the Fairness Hearing, the parties submitted modest revisions to the settlement agreement documents on July 26, 2023. On August 24, 2023, the Court granted preliminary approval of the settlement agreement and scheduled a final settlement hearing for December 7, 2023. Following the final settlement hearing, on January 26, 2024, the Court granted final approval of the settlement agreement. The final step in this process will be the plaintiffs’ motion for approval of distribution of funds to the class members and the Court’s analysis of the motion. We anticipate that will occur in mid-2024.

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Management's Discussion and Analysis Year ended December 31, 2023

Canada

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and sought damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) allegedly oppressive conduct. The underwriter asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit. On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants. Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020, and November 25, 2020, and sought damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The underwriters asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

In April 2023, an agreement-in-principle was reached to settle the Haddad and Woo actions following mediation between the parties and the insurance carriers. The parties subsequently executed a settlement agreement which (a) provides for a settlement amount within insurance policy limits, and (b) makes clear that the defendants deny any liability whatsoever and makes no admission of wrongdoing. A copy of the settlement agreement has been shared with the Court. On November 3, 2023, the Court discontinued the Woo action, approved consent certification for settlement purposes, approved notice to the class of settlement, and dismissed the case against the underwriters. On February 23, 2024, the Court approved the settlement, a distribution protocol and additional notice to class members, and dismissed the Haddad action without costs and with prejudice.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020, and November 25, 2020, and sought damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

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Management's Discussion and Analysis Year ended December 31, 2023

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

1.2.3 Financings

Royalty Agreement for Proceeds of up to US$60 Million on Non-Core Metals

In July 2022, Northern Dynasty announced that the Pebble Partnership, together with certain other wholly owned subsidiaries of the Pebble Partnership, had entered into the Royalty Agreement with the Royalty Holder to receive up to US$60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine. The Company received an initial non-refundable payment of US$12 million from the Royalty Holder concurrently with execution of the Royalty Agreement and granted the option to the Royalty Holder to increase its investment to US$60 million, in aggregate. The Company retained the right to 100% of the copper production from the Pebble Project.

Pursuant to the terms of the Royalty Agreement, the Royalty Holder made the initial non-refundable payment of US$12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of US$1,500 per ounce of gold and US$10 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed US$4,000 per ounce of gold or US$50 per ounce of silver, then the Company will share in 20% of the excess price for either metal. Additionally, the Company will retain a portion of the metal produced for recovery rates greater than 60% for gold and 65% for silver, and so is incentivized to continually improve operations over the life of the mine. Within two years of the date of the Royalty Agreement, the Royalty Holder has the right to invest additional funds, in US$12 million increments, for the right to receive additional 2% increments of gold production and 6% of silver production to an aggregate total of US$60 million, in return for the right to receive an aggregate of 10% of the payable gold and 30% of the payable silver (in each case, in the aggregate) on the same terms as the first tranche of the investment. The Royalty Holder is under no obligation to invest additional amounts to increase its interest in the gold and silver production from the Pebble Project.

In November 2023, Northern Dynasty and the Royalty Holder agreed to amend the terms of the Royalty Agreement. Under the Amendment, the Royalty Holder receives the right to fund the second US$12 million tranche in six equal installments of US$2 million each, with the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per Additional Payment Installment made (representing 1/6 of the aggregate royalty under the second tranche). The Company received the first US$2 million upon execution of the Amendment.

The Amendment also extends the original expiry date by another year to July 26, 2025, in the event the Royalty Holder completes all six installments (for a total of US$12 million) on or before July 26, 2024.

The Pebble Partnership has also granted to the Royalty Holder a right of first refusal in respect of the sale of any gold or silver production from the Pebble Project pursuant to a streaming, royalty, or other similar transaction in exchange for an upfront payment. The Royalty holder has granted to the Pebble Partnership a right of first refusal should it propose to sell any of its rights under the Royalty Agreement.

Subject to certain conditions, the Royalty Agreement does not restrict the Company’s ability to form partnerships to assist in the development of the Proposed Project, for example (but not restricted to) other mining companies or Alaska Native Corporations.

Page | 20

Management's Discussion and Analysis Year ended December 31, 2023

Unit Private Placement

In December 2023, Northern Dynasty completed a non-brokered private placement of 8,555,000 units (the "Units") on December 21, 2023, at a price of $0.40 per unit for gross proceeds of $3.42 million. Each Unit consisted of one common share and one common share purchase warrant (a "Warrant"), which entitles the holder to purchase an additional common share at a price of $0.45 per common share until December 14, 2025. The Warrants are subject to an accelerated expiry upon 30 calendar days’ notice from the Company in the event the Company’s common shares trade for 20 consecutive trading days any time after four months from December 21, 2023, at a volume weighted average price of at least $0.90 on either the Toronto Stock Exchange or the NYSE American. No commission or finders’ fees were payable. After transaction costs of $0.04 million, net proceeds to the Company were $3.38 million.

Convertible Notes

In December 2023, pursuant to an investment agreement, Kopernik Global Investors, LLC, on behalf of its clients (collectively, the "Investor"), purchased convertible notes having an aggregate principal amount of US$15 million (the "Convertible Notes"). The Convertible Notes have a term of 10 years from the date of issuance, being December 18, 2023, bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year, commencing on June 30, 2024. The principal amount of the Convertible Notes will be convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price", subject to adjustment in certain circumstances (i.e., including a change of control). Under the terms of the Convertible Notes, if the Company proceeds with an equity financing in the future, the terms of the Convertible Notes require that the Company redeem the Convertible Notes at 150% of the principal amount of the Convertible Notes, in cash or convert the principal amount at the Conversion Price, at the election of the Investor, and pay any accrued but unpaid interest in cash. This financing is subject to customary exclusions for non-financing issuances of the Company’s equity securities. In addition, the Convertible Notes include change of control provisions under which (i) the Investor may elect to convert the Convertible Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Company is required to offer to repurchase the Convertible Notes at 101% of the principal amount, plus accrued but unpaid interest. Further details on the terms of the Convertible Notes are included in the Company’s material change report filed on Sedarplus on December 29, 2023.

The Units and Convertible Notes were issued pursuant to exemptions from prospectus requirements and other similar requirements under applicable securities laws.  The Units and Convertible Notes are subject to resale restrictions under applicable securities laws in Canada and the United States.  The net proceeds from the Units and the Convertible Notes are to be used by the Company to fund the ongoing permitting process of the Pebble Project and for general corporate purposes including working capital.

1.2.4 Market Trends

Copper prices increased from August 2018 to April/May of 2019, when they decreased. Prices were variable to increasing from that time to 2020.  In late January 2020, prices dropped sharply in response to changing economic conditions related to COVID-19 but rebounded in May and trended upward, for the most part, to the end of the year.  In 2021, prices were variable to increasing to May, dropped in June, and then were stable until October, then were variable to the end of the year.  Prices increased in early 2022, then decreased from late April to July 2022, following which they were stable to the end of the year.  Prices were variable in the first half of 2023, then decreased in the latter part of the year but rebounded in December.  Prices had varied slightly in 2024 until March when they increased.  The price for copper on March 27, 2024 closed at US$3.94/lb.

Gold prices increased in the latter part of 2018 and through most of 2019 before stabilizing from September 2019 to into 2020.  After decreasing sharply in March 2020, the gold price resumed an upward trend in response to uncertainty about global economic conditions related to COVID-19.  Prices reached record highs in late July and early August 2020, then decreased before becoming more stable to the end of the year.  Prices were variable for most of 2021, then increased from October to early 2022.  Prices decreased for most of the rest of 2022, then increased from December 2022 to February 2023.  Prices were then variable to decreasing until October 2023, then increased to January 2024.  Prices in 2024 were stable until March when they increased.  The price for gold on March 27, 2024 closed at US$2,193/oz.

Page | 21

Management's Discussion and Analysis Year ended December 31, 2023

Molybdenum prices that had trended upward though most of 2018, stabilized in September 2018 and through much of 2019.  Prices largely decreased from October 2019 to August 2020, then increased and continued to do so until July 2021.  Although prices were relatively stable in 2022, the average annual price increased.  Pricesin 2023 increased to mid-March, then were variable, and decreased in September.  Prices have increased since that time.  The price for molybdenum on March 28, 2024 closed at US$19.74/lb.

Although silver prices were variable for most of 2019, the annual average price increased.  After increasing in early January, the price for silver fell to US$12.00/oz in March 2020, then increased in response to uncertainty about global economic conditions related to COVID-19, reaching over US$27.00/oz in mid-August 2020.  After decreasing for a short time, prices increased for the remainder of 2020.  Prices were variable in 2021 and 2022, with the average annual price increasing in 2021 but decreasing in 2022.  Silver prices largely increased from November 2022 through March 2023, were variable to decreasing until December 2023, when they increased. In 2024, prices were variable until March when they increased.  The price for silver on March 27, 2024  closed at US$24.51/oz.

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2024 are shown in the table below:

Year	Average metal price [1,2]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2019	2.72	1,393	11.36	16.21
2020	2.80	1,769	8.68	20.54
2021	4.27	1,799	15.94	25.14
2022	3.99	1,800	18.73	21.74
2023	3.84	1,939	24.19	23.35
2024 (to March 27)	3.82	2,067	19.93	23.18

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper.
LBMA PM price for gold.
London PM fix for silver.
2.	Source for molybdenum prices is Platts.

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Management's Discussion and Analysis Year ended December 31, 2023

1.3 Selected Annual Information

The following selected annual information is from the Financial Statements, which have been prepared in accordance with IFRS. In the table below, unless otherwise stated, all monetary amounts are expressed in thousands of dollars except per share amounts.

	Fiscal year	Fiscal year	Fiscal year
	2023	2022	2021
Total assets	$143,848	$145,218	$159,282
Total non-current liabilities	338	463	1,365
Total current liabilities	20,226	2,070	2,424

Exploration and evaluation expenses	7,729	9,269	12,435
General and administrative expenses	10,161	9,026	9,991
Legal, accounting and audit	3,389	4,010	5,941
Share-based compensation	1,068	2,301	2,858
Other items [1]	(1,241)	(271)	317
Loss before tax for the year	$21,106	$24,335	$31,542

Basic and diluted loss per common share	$0.04	$0.05	$0.06
Weighted average number of common shares outstanding (000s)	530,272	529,779	521,459

Notes

1.	Other items include interest income, finance expense, foreign exchange gains or losses, gain on change in fair value of Convertible Notes derivative and other income.

Discussion on period-to-period variances:

•

The decrease in total assets in 2022 vs 2021 was due primarily to the decrease in cash and equivalents and the decrease in  mineral property, plant and equipment. The decrease in mineral property, plant and equipment is due to the fact that the Company accounted for the first tranche of US$12 million received on the execution of the Royalty Agreement as a partial sale of mineral property interest. The decrease in total assets in 2023 vs 2022 was due mainly to the decrease in mineral property, plant and equipment due to the Company receiving an initial US$2 million royalty investment under the second tranche of the Royalty Agreement.

•

Non-current liabilities decreased in 2023 and 2022 compared to 2021 due to the decrease in lease liabilities and the derecognition of the contingent payable for legal fees due to legal counsel of approximately $0.8 million (US$0.6 million) which are payable on completion of a partnering transaction.  Current liabilities increased in 2023 vs 2022 due to the inclusion of the Convertible Notes liability and derivative thereon as the Company cannot defer settlement for at least twelve months as the conversion feature can be exercised at any time by the holders of the Convertible Notes.

•

Exploration and evaluation expenses ("E&E") decreased in each year presented. In 2021, the Company submitted an administrative appeal of the ROD and completed a preliminary economic assessment ("PEA") technical report. In 2022, the Company completed an update of this PEA to evaluate the impacts of the Royalty Agreement (the "2022 PEA"). In 2023, the Company completed and filed resource update technical reports and the independent 2023 PEA.

•	General and administrative expenses (“G&A”) have fluctuated over the period due to the level of corporate and financing activities undertaken.

•

Legal, accounting and audit expenses have fluctuated in response to the ongoing class action lawsuits, and the grand jury investigation in Alaska (refer Section 1.2.2 Legal Matters). In 2022, fees decreased from 2021, but were offset by fees incurred in response to the Revised Proposed Determination. Additionally, the derecognition of the contingent payable relating to legal fees reduced expenses by $0.8 million. Legal expenses increased in 2023 vs 2022 but were offset by an increase in insurance recoveries.

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Management's Discussion and Analysis Year ended December 31, 2023

1.4 Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive Loss	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022
Expenses
Exploration and evaluation	$2,055	$1,587	$1,813	$2,274	$2,947	$1,839	$2,182	$2,301
General and administrative	2,404	2,686	2,626	2,445	2,284	2,132	2,517	2,093
Legal, accounting and audit	260	(345)	1,449	2,025	698	1,707	1,521	84
Share-based compensation	7	245	403	413	415	1,874	6	6
Other items [1]	(1,073)	12	(83)	(97)	(74)	(137)	(38)	(22)
Loss for the quarter [2]	$3,653	$4,185	$6,208	$7,060	$6,270	$7,415	$6,188	$4,462

Basic and diluted loss per common share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01
Weighted average number of common shares (000s)	531,597	529,917	529,779	529,779	529,779	529,826	529,779	529,779

1.

Other items include interest income, finance expense, exchange gains or losses, gain on lease term modification, (gain) loss on disposal of property, plant and equipment, gain on change in fair value of Convertible Notes derivative, and other income.

2.	Loss before tax.

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") have fluctuated depending on activities undertaken.  From Q1 to Q3 2022, the Company focused on an economic contribution assessment study of the proposed Pebble Project, advancing and completing the summer field program and completing a wildfire cleanup program.  In Q4 2022, the Company completed an update to the 2021 PEA to evaluate the impact of the Royalty Agreement and paid annual claim fees.  From Q1 to Q3 2023, the Company completed and filed resource update technical reports and the 2023 PEA.  In Q4 2023, E&E increased over the prior quarter as annual claim fees were paid but were down on Q4 2022 as there was no new technical work done.  E&E also includes costs for Native community engagement, site leases and land access agreements.

General and administrative expenses ("G&A") have trended higher in 2023 as compared to 2022 as the Company recognized higher insurance amortization expense, recorded higher conference and travel costs and consulting fees.  This was offset by lower filing costs.

Legal, accounting and audit expenses have fluctuated in response to legal fees incurred in relation to class action lawsuits and the grand jury investigation in Alaska, and the response to the Revised Proposed Determination.  In Q4 2022, the derecognition of a contingent payable relating to legal fees reduced legal expenses by $0.8 million.  The Company also received insurance proceeds that offset fees paid in Q1 2022, and from Q1 to Q4 2023, for certain of the legal costs incurred relating to the class action lawsuits and the grand jury investigation.

Share-based compensation expense ("SBC") has fluctuated due to timing of share purchase option (“option”) grants which affects the estimate of fair value determined, the quantum of option grants and the vesting periods associated with these option grants.  The Company granted 11,254,000 options in Q3 2022 which fully vested in Q3 2023; no grants were made in 2023.

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Management's Discussion and Analysis Year ended December 31, 2023

1.5 Results of Operations

The following financial data has been prepared from the Financial Statements.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socioeconomic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Operations – Three months and Year ended December 31, 2023 versus 2022

For the three months, the Company recorded a decrease in net loss of $2.8 million as E&E decreased by $0.9 million, legal, accounting and audit expenses decreased by $0.4 million, due mainly to the receipt of insurance proceeds, and SBC decreased by $0.4 million. The Company also recognized a gain on change in fair value of the Convertible Notes derivative of $1.2 million.

For the year, the Company recorded a $3.4 million decrease in net loss as loss from operating activities decreased by $2.6 million as a result of decreases in legal, accounting and audit expenses (due to insurance proceeds), SBC (as no option grants), E&E, and a gain on change in fair value of the Convertible Notes derivative.  This was offset by a $1.1 million increase in G&A.

Exploration and evaluation expenses

The breakdown of E&E (in thousands of dollars) for the periods noted as compared to 2022 is as follows:

E&E	Three months		Year
	2023	2022	2023	2022
Engineering	$59	$195	$2,140	$1,390
Environmental	138	439	974	2,187
Property fees	1,240	1,188	1,252	1,194
Site activities	143	350	937	1,565
Socioeconomic	455	736	2,386	2,242
Transportation	1	21	(71)	620
Other activities and travel	19	18	111	71
Total	$2,055	$2,947	$7,729	$9,269

E&E decreased by $0.9 million in the current quarter and by $1.5 million in the year due to less environmental costs incurred, and less site activities and transportation costs, which was due to a smaller 2023 summer site program that required less helicopters usage.  This was offset by increased engineering costs as the Company completed and filed resource update technical reports in March and June 2023 and filed the independent 2023 PEA in September 2023.

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Management's Discussion and Analysis Year ended December 31, 2023

General and administrative expenses

The following table (in thousands of dollars) provides a breakdown of G&A, and includes legal, accounting and audit expenses incurred, in the periods noted as compared to 2022:

	Three months		Year
G&A	2023	2022	2023	2022
Conference and travel	$82	$59	$477	$248
Consulting	280	194	855	651
Depreciation of right-of-use assets	26	27	101	104
Insurance	694	734	3,227	2,422
Office costs, including information technology	197	184	765	769
Management and administration	793	792	3,172	3,130
Shareholder communication	208	236	1,229	1,276
Trust and filing	124	58	335	426
Total G&A	2,404	2,284	10,161	9,026
Legal, accounting and audit	260	698	3,389	4,010
	$2,664	$2,982	$13,550	$13,036

G&A increased by $0.1 million in the current quarter and by $1.1 million for the year as compared to the 2022 comparative periods.  In the quarter, the Company incurred higher trust and filing and consulting fees which was offset by lower insurance amortization costs and shareholder communication costs.  In the year to date, in addition to the higher insurance amortization costs, the Company recorded increased conference and travel expenses and consulting fees.  This was offset by a decrease in trust and filing costs.

Legal, accounting and audit expenses decreased by $0.4 million in the three months and by $0.6 million in the year as compared to the 2022 comparative periods due in part to the receipt of insurance proceeds of $0.4 million in the quarter and $3.6 million in the year.  Legal fees relate principally to the grand jury investigation and the class action litigation.

Other

The Company recorded decreases of $0.4 million and $1.2 million in SBC in the three months and for the year due primarily to no new options being granted as SBC primarily related to the vesting of options granted in Q3 2022. SBC fluctuates due to the timing of when options, RSUs and DSUs are granted, as well as the quantum thereof, and the vesting periods associated with these grants.

The Company recorded a gain on change in fair of value of the Convertible Notes derivative of $1.2 million.

1.5.2 Financial position as at December 31, 2023 versus December 31, 2022

The total assets of the Company decreased by $1.4 million. This was due to mineral property, plant and equipment that decreased by $5.7 million which was offset by an increase in cash and cash equivalents of $4.0 million and amounts receivable and prepaid expenses of $0.2 million. The decrease in mineral property, plant and equipment occurred as a result of a further US$2.0 million investment pursuant to the Royalty Agreement (see Royalty Agreement for Proceeds of up to US$60 Million on Non-Core Metals) and a stronger Canadian Dollar that reduced the US denominated assets on translation. Cash and cash equivalents increased due to the completion of the private placement unit financing and the issue of the Convertible Notes.

Page | 26

Management's Discussion and Analysis Year ended December 31, 2023

1.5.3 Plan of Operations

Our business objectives for 2024, subject to available financial resources, are to:

•	continue with the appeal and remand of the ROD by the USACE;
•	continue to challenge the Final Determination;
•	continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required;
•

maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

•	maintain the Pebble Project and Pebble claims in good standing;
•	continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and
•	continue general and administrative activities in connection with the advancement of the Pebble Project.

The key milestone in the development of the Company’s business is presently the successful completion of an appeal of the ROD.

The ROD has had a material impact on the Company’s previously disclosed plan of operations. Accordingly, the Company has altered its intended business activities and milestones to be completed over the next 12 months to focus on the remand of the ROD. The Company’s present business objectives and milestones are anticipated to generally include the following activities over the 12 months from January 1, 2024 to December 31, 2024:

Milestone/Business Objective	Business Activity within Next 12 Months	Timeframe for Completion	Anticipated Budget during Next 12 Months US$
Continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required	Work includes ongoing site maintenance to remain in compliance with permitting and demobilization of field equipment as required, additional engineering and evaluation of the Pebble Project	Ongoing through next twelve months	1,470,000
Maintain an active corporate presence in Alaska	Continue to build relationships with: • both federal and Alaska state governments and agencies; • Native Corporations and communities, an example being the establishment of the Pebble Performance Dividend, which is intended to provide a direct benefit to the people of Bristol Bay; • Right-of-Way Payments to various Native Corporations	Ongoing through next twelve months	3,374,000,
Pebble claims maintenance	Continue to maintain the Pebble claims in good standing.	Ongoing through next twelve months	1,360,000
Pebble partnering process [1]	Ongoing discussions and possible negotiations to secure a project partner(s) with the financial resources to advance development of the Pebble project. Management will continue to seek suitable partner(s) with the objective to maximize shareholder value through 2023.	Ongoing through next twelve months	1,000,000
General corporate purposes, including appeal and remand of the ROD by the Pacific Ocean Division to the Alaska District USACE on Pebble, challenge of Final Determination; settlement of Class Action Lawsuits, settlement of historical liabilities, handling of grand jury investigation	Respond to the Alaska District USACE regarding the remand of the ROD, challenge of Final Determination and defense of legal proceedings	Ongoing through next twelve months	8,612,000

Notes

1.	There is no assurance that these discussions or possible negotiations will result in any binding agreement with any partner for the development of the Pebble Project. See 1.15.5 Risk Factors.

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Management's Discussion and Analysis Year ended December 31, 2023

The Company’s actual plan of operations and expenditure for the next twelve months may vary depending on future developments and at the discretion of the Company’s board of directors and management.

The Company will require additional financing beyond its current cash and working capital to carry out these further business activities.  The Company believes that its ability to obtain additional financing has been and will continue to be negatively impacted by the ROD and its ability to successfully advance the appeal and remand of the ROD and also to challenge the Final Determination.  The Company does not have an arrangement in place for any future financing or raising of funds other than through the Royalty Agreement, whereby the Company can sell a further interest in gold and silver production from the Pebble Project at the Royalty Holder’s option (see 1.6 Liquidity).  As such, there is no assurance that the Company will be able to raise the required additional financing when required.  In addition, the Company cautions that while a successful appeal and remand of the ROD will reduce one of the significant risk factors faced by the Pebble Project, significant risk factors will remain for the development of the Pebble Project, as described in 1.15.5 Risk Factors.

If the remand of the ROD does not result in a positive ROD, or if the Company is unsuccessful in challenging the Final Determination, the Company will be required to re-assess its options for advancing the development of the Pebble Project.  While the Company is unable to assess the full impact of the remand of the ROD or reversal of the EPA’s Final Determination at this time, the Company anticipates that a negative result on remand of the ROD or challenge of the Final Determination will have a negative impact on the Company’s ability to obtain additional financing and will most likely limit the Company’s financing options to further issuances of the Company’s equity securities.

The Company may also attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for the advancement of the Pebble Project.  The Company is continuing to evaluate the availability of long-term project financing options among mining companies, private equity firms and others, utilizing conventional asset level financing, debt, royalty, and alternative financing options.  There is no assurance that Northern Dynasty will be able to partner the Pebble Project or secure additional financing when required.

To the extent that Northern Dynasty is unable to raise additional financing, it will have to curtail its operational activities, which will ultimately delay advancement of the Pebble Project.

Northern Dynasty’s inability to obtain a positive ROD following the USACE’s remand may ultimately mean that it will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.  Similarly, the inability to successfully challenge the Final Determination may also ultimately mean that the Company will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

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Management's Discussion and Analysis Year ended December 31, 2023

1.6 Liquidity

The Company’s major sources of funding have been the issuance of equity securities for cash, primarily through private placements and prospectus offerings to sophisticated investors and institutions and proceeds pursuant to the exercise of options and warrants. The Company’s access to financing is always uncertain. There can be no assurance of continued access to equity funding.

As of December 31, 2023, the Company had cash and cash equivalents of $18.2 million, an increase of $4.0 million from December 31, 2022.  The Company employed $22.1 million in its operating activities in the year ended December 31, 2023.  The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, being the next 12 months, as outlined above under 1.5.3 Plan of Operations.  Pursuant to an amendment to the Royalty Agreement (refer 1.2.3 Financing “Royalty Agreement for Proceeds of up to US$60 Million on Non-Core Metals“), the Royalty Holder has the right to fund the remainder of the second tranche of US$10 million in five US$2 million investments.  Should the Company receive these investments before or on July 26, 2024, the expiry date of the Royalty Agreement will be extended for another year to July 26, 2025, pursuant to which the Company may receive, at the option of the Royalty Holder, three additional tranches of US$12 million each.  The Company does not have other arrangements in place for additional funding.  There can be no assurances that the Company will be successful in obtaining additional financing when required.  If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations at some point.

On December 31, 2023, the Company had working capital of only $0.9 million (2022 – $14.8 million) due to the inclusion of the Convertible Notes in current liabilities.  The Company has no lease or any other long-term obligations other than those disclosed below:

Commitments and Payables

The following commitments and payables (expressed in thousands) existed on December 31, 2023:

		Payments due by period as of the reporting date
	Total	≤ 1 year	>1 ≤3 years	>3 ≤5 years	> 5 years
Trade and other payables [1]	$1,040	$1,040	$–	$–	$–
Payables to related parties	287	287	–	–	–
Lease commitments [2]	597	164	160	158	115
Other commitments [3]	238	104	134	–	–
Interest on Convertible Notes [4]	3,976	413	795	795	1,973
Total	$6,138	$2,008	$1,089	$953	$2,088

Notes to table

1.	Excludes current and non-current lease liabilities and accrued interest on Convertible Notes, which are shown separately in the table.
2.	Relates to the undiscounted lease payments to be made by the Company over the remaining lease terms.
3.	Includes payments for the use of offices and shared space from a related party.
4.	Payment of the principal on the Convertible Notes is assumed to be in shares and that conversion occurs at maturity.
5.	US dollar amounts have been converted at the closing rate on December 31, 2023, of $1.3247 per US dollar.

The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.  The Company is responsible for maintenance payments on the Pebble Project claims and annual toll payments and fees pursuant to the right of way agreements (see 1.2.1.5 Socioeconomic).  In addition, the Company has payments relating to routine site and office leases, which are included in the table above.

Page | 29

Management's Discussion and Analysis Year ended December 31, 2023

1.7 Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As of December 31, 2023, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

As of December 31, 2023, the Company had no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly listed exploration companies, one of which is the Company.

Current directors of the Company, namely Robert Dickinson (Board Chair) and Ron Thiessen (Chief Executive Officer (“CEO”)), are active members of the HDI Board of Directors. Mark Peters, the Company’s Chief Financial Officer (“CFO”), is also the CFO of HDSI. Other key management personnel of the Company – Adam Chodos, Stephen Hodgson, Bruce Jenkins, Trevor Thomas and Mike Westerlund – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical services, including geological, engineering, and environmental, and general and administrative services, including administration and management, consulting, corporate communications, regulatory compliance, to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company, which include, for example, crime and umbrella and cyber liability insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts.  The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures the aforementioned services from HDSI pursuant to an agreement (the “Services Agreement”) dated July 2, 2010.  A copy of the Services Agreement is publicly available under the Company’s profile at www.sedarplus.ca.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company.  The Company is not obligated to acquire any minimum dollar amount of services from HDSI.  The fees for services are determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee.  The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support.  Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

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Management's Discussion and Analysis Year ended December 31, 2023

Ongoing contractual or other commitments resulting from the related party relationship

Other than noted below, there are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed.  The agreement may be terminated upon 60 days’ notice from either party.

The Services Agreement provides that following a change of control of the Company, the Company is subject to termination payments if the Services Agreement is terminated.  The Company will be required to pay HDSI $2.8 million, and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the Services Agreement and their respective employment agreements with HDSI.

The Company has an office use agreement with HDSI, whereby HDSI is providing two offices and a non-fixed space, on as needed basis, for a five-year term ending on April 29, 2026.  Pursuant to this agreement, the Company has a remaining undiscounted commitment on December 31, 2023 of $0.2 million, which has been disclosed in the table in 1.6 Liquidity.  The commitment is a flow through cost at market rates.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

1.10 Fourth Quarter

Discussed in Section 1.5.1 Results of Operations – Three months and Year ended December 31, 2023 versus 2022.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course before the Board of Directors for consideration.

1.12 Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

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Management's Discussion and Analysis Year ended December 31, 2023

1.14 Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, government treasury bills, low risk corporate bonds and money market funds, which are available on demand by the Company as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the period year ended December 31, 2023. Amounts receivable include receivable balances with government agencies, prepaid expenses, refundable deposits and other receivables, which the Company received after the reporting period. Management has concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due.  There has been no change in the Company’s objectives and policies for managing this risk.  The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc., and U5 Resources Inc., have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars.  The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets as the Company’s functional and presentation currency is the Canadian dollar.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

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Management's Discussion and Analysis Year ended December 31, 2023

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets and liabilities exposed to foreign exchange risk.  The Company’s exposure to foreign exchange risk is as follows:

	December 31	December 31
US dollar denominated financial assets and liabilities (in thousands of Canadian Dollars)	2023	2022
Financial assets:
Amounts receivable	$676	$108
Cash and cash equivalents and restricted cash	18,069	7,347
	18,745	7,455
Financial liabilities:
Non-current trade payables	(338)	(463)
Convertible Notes	(18,884)	–
Current trade and other payables	(724)	(1,383)
Payables to related parties	(134)	(71)
	(20,080)	(1,917)
Net financial (liabilities) assets exposed to foreign currency risk	$(1,335)	$5,538

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $133 (2022 – $554) in the reported period.  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents.  There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the three months and year ended December 31, 2023.

Commodity price risk

While the value of the Company’s Pebble Project is related to the prices of copper, gold, molybdenum, silver and rhenium and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity-based risks in respect of its operational activities.

Copper, gold, molybdenum, silver, and rhenium prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain the future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2023 AIF, is available under the Company’s profile at www.sedarplus.ca.

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Management's Discussion and Analysis Year ended December 31, 2023

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is as follows:

Number
Common shares issued and outstanding	538,478,010
Share options pursuant to the Company’s incentive plan	24,318,500
Deferred share units	486,284
Non-incentive plan options [1]	37,600

Note to table:

1.	These were issued on the acquisition of Cannon Point in October 2015 and expire in December 2024.

1.15.2 Disclosure Controls and Procedures

The Company’s management with the participation of its CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the reporting period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that any information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the applicable time periods and that required information is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

1.15.3 Management’s Report on Internal Control over Financial Reporting ("ICFR")

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate ICFR.  ICFR is a process designed by, or under the supervision of, the CEO and CFO and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.  The Company's ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2023.  In making the assessment, it used the criteria set forth in the Internal Control‐Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on their assessment, management has concluded that, as of December 31, 2023, the Company’s ICFR was effective based on those criteria.

There has been no change during the three months and for the full year in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

The Company’s ICFR as of December 31, 2023, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2023.  Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s ICFR in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2023.

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Management's Discussion and Analysis Year ended December 31, 2023

1.15.4 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.5 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks.  A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor can sustain an economic loss of their entire investment.  The risks associated with Northern Dynasty’s business include:

Northern Dynasty May be Unsuccessful in Obtaining a Positive Record of Decision Under the Remand Ordered by the USACE and Challenging the Final Determination and may ultimately not be able to Obtain the Required Environmental Permits for the Pebble Project.

The ROD issued on November 25, 2020, denied Northern Dynasty’s environmental permit for development of the Pebble Project under the CWA. This environmental permit is required for Northern Dynasty to proceed with the development of the Pebble Project. While the USACE’s Pacific Ocean Division has remanded the ROD to the Alaska District for reconsideration, there is no assurance that the remand of the ROD will result in a positive ROD or that the required environmental permit will be obtained. While the Pebble Partnership may have the ability to respond to comments on the CMP for the Pebble Project as part of the remand process, there is no assurance that this opportunity will result in the USACE accepting that the mitigation concerns have been addressed. Further, the USACE cannot issue a permit under the CWA at this time in view of the Final Determination issued by the EPA even if the Pebble Partnership is successful in submitting a CMP that is acceptable to the USACE. An inability to obtain a positive ROD will mean that Northern Dynasty cannot proceed with the development of the Pebble Project as presently envisioned. There is no assurance that Northern Dynasty will be able to redesign the Pebble Project in a manner that addresses the “significant degradation” finding reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as appropriately addressing the “significant degradation” determination or that will change the USACE’s position that environmental permitting of the Pebble Project under the CWA is against the public interest. Northern Dynasty’s inability to address these issues may mean that the Company is ultimately not able to secure the environmental permits that are required to develop the Pebble Project. Accordingly, there is no assurance that Northern Dynasty will ever be able to proceed with the development of the Pebble Project and that investors will be able to recover their investment in the Company.

In addition, the EPA re-initiated the CWA Section 404(c) process, and has issued a Final Determination for the waters of Bristol Bay. The Final Determination has established the Defined Area for Prohibition coextensive with the current mine plan footprint in which the EPA prohibits the disposal of dredged or fill material for the Pebble Project and has also established the Defined Area for Restriction. Such Final Determination will negatively affect the ability of the Pebble Partnership to obtain required permitting and develop the Project, even if the remand of the ROD is successful unless the Final Determination is withdrawn. There is no assurance that the legal actions that the Company has commenced to challenge the Final Determination will be successful. Further, it is anticipated that these legal actions will require that the Company incur significant legal expenses over a period of years and there is no assurance that the Company will be able to continue to fund this litigation over this time frame. The inability to successfully challenge the Final Determination may ultimately mean that the Company will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

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Management's Discussion and Analysis Year ended December 31, 2023

Inability to Ultimately Achieve Mine Permitting and Develop the Pebble Project.

The Company may ultimately be unable to secure the necessary permits under United States federal and Alaskan state laws to build and operate Pebble Project.  The EPA has undertaken regulatory action through the issuance of the Final Determination to restrict development of the Pebble Project and there is no assurance that the Final Determination will be successfully challenged or withdrawn in future.  In addition, there is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project even if the Final Determination is successfully challenged.  In addition, there are prominent and well-organized opponents of the Pebble Project, and the Company may be unable, even if it presents solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project.  The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size.  Accordingly, there is no assurance that the Company will obtain the required permits.

Although the Company received a denial of its CWA 404 permit application from the USACE, the USACE Pacific Ocean Division remanded the permit decision back to the USACE – Alaska District for reconsideration of specific issues.  The uncertainty of the USACE remand and the EPA Final Determination casts doubt as to whether the Company will ever be able to obtain these permits for the Pebble Project as currently planned or within the timeline envisioned.  Should the USACE remand be successful, and the Final Determination successfully challenged, of which there is no assurance, the Company will still be required to secure the full range of permits and authorizations from multiple federal and state regulatory agencies, which will take several years.  After all permits necessary to begin construction are in hand, several years would be required to finance and build a mine and commence operations.  During these periods, the Company would likely have no income and so would require additional financing to continue its operations.  Unless and until the Company develops the Pebble Project, it will be unable to achieve revenues from operations and may not be able to sell or otherwise recover its investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

The Current Project Plan for the Pebble Project in the 2023 PEA is Not Supported by any Preliminary or Final Feasibility Study.

The current project plan that is included in the original and subsequently amended Project Description for the development of the Pebble Project is supported by the 2023 PEA but is not supported by any preliminary or final feasibility study.  Accordingly, there is a substantial risk that the Company will not be able to proceed with the development of the Pebble Project, that the Pebble Project cannot be economically mined or that shareholders may not be able to recover their investment in the Company.  The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the 2023 PEA results will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to mineral reserves.  The 2023 PEA assumes that the Proposed Project will ultimately be able to obtain the required permits from the USACE and State of Alaska authorities to enable development of the Proposed Project, however there is no assurance that these permits will be obtained.  Neither the 2023 PEA, nor the mineral resource estimates on which the 2022 PEA is based, have been adjusted for any risks that (i) the Pebble Partnership may not be able to successfully appeal the record of decision issued by the USACE on November 25, 2020, denying the granting of the required permit under the CWA, or (ii) the Pebble Partnership may not be able to successfully challenge the Final Determination, each of which could adversely impact the ability of the Proposed Project to proceed.  In addition, the 2023 PEA does not account for any additional capital or operating costs that may be necessary to obtain the required federal or state permits, should adjustments to the operating or environmental mitigation plans be required to be made to secure the required permits.  In addition, recent inflationary pressures may adversely impact estimated capital and operating costs in the 2023 PEA.  Further, the net present value calculations in the 2023 PEA are based on assumed discount rates which may not account for future increases in interest rates.  For these reasons, there is significant risk that the economics for the Pebble Project indicated in the 2023 PEA, including production forecasts, capital costs, operating costs, revenues from operations, net present values and internal rates of return, will not be achieved should the Pebble Project be developed.  The 2023 PEA should be viewed in this context and should not be considered a substitute for a preliminary or final feasibility study.

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Management's Discussion and Analysis Year ended December 31, 2023

The Long-Term Availability of Natural Gas in Southcentral Alaska is Demonstrating Signs of Increasing Uncertainty.

As currently envisioned, the Pebble Project would rely extensively on natural gas sourced locally from the Kenai Peninsula or from Cook Inlet to produce the electricity required to power the project.  Recently, concerns have been expressed in Alaska that the available natural gas will soon be depleted, requiring alternate supply or significantly higher prices to justify the expansion of the reserve.  While alternate supplies, including new resources within Cook Inlet, gas from Alaska’s North Slope, or imported liquid natural gas are possible, this could require changes to the project design and/or add significant costs.

Northern Dynasty Has Settled the ”Class Action” Lawsuits against it, but there is No Assurance that Northern Dynasty will not Incur Further Litigation Expenses Related to Them or be Subject to New Lawsuits, including Those from Opt-Out Plaintiff’s and Related Judgements for Damages against it.

As discussed above, Northern Dynasty was the subject of proposed class action lawsuits against it that assert liability against Northern Dynasty on behalf of a purported class of shareholders under securities laws in the U.S.  Currently, in the U.S. the parties have filed an executed settlement agreement and the Court has granted the motion for final approval.  All that remains is for the plaintiffs’ counsel to make a motion for distribution of the funds to the class members and for the Court to weigh in on plaintiffs’ proposed distribution.  In Canada, the parties have filed an executed settlement agreement that the Court has approved.  The Canadian Court has also approved the requested distribution protocols and additional notice to class members.  Simultaneous to these approvals, the Canadian court dismissed the action with prejudice, but retained an ongoing supervisory role over the settlement for the purposes of administration and enforcement.  In the event there is a need for either side to return to court for enforcement of the settlement agreement, Northern Dynasty may incur expenses as a result.  While the settlement processes were being conducted separately in Canada and the U.S., collectively, the settlements in aggregate are within insurance policy limits.

In the U.S. securities class action, prior to the final approval of the settlement agreement, there were a few individual shareholders who “opted-out” of the approved class settlement, meaning that those shareholders are excluded from the settlement.  Those opt-out shareholders retain the ability to bring their own lawsuits, in their individual capacities, against Northern Dynasty and relevant officers and directors.  In that event, while Northern Dynasty would vigorously defend against those claims, there is no assurance that Northern Dynasty will be successful in defending all claims made against it.  Should Northern Dynasty be unsuccessful in defending these claims, it may be subject to judgements against it and be required to pay damages to the opt-out plaintiff(s) under these judgements.  These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to pursue the development of the Pebble Project.

In addition, while the settlement agreements do not require any payments of monies on behalf of any officers and directors, should any opt-out lawsuits be filed against Northern Dynasty’s officers or directors, it may be required to indemnify officers and directors for any losses that they suffer or expenses that they incur.  Similarly, there is no assurance that Northern Dynasty’s existing insurance policies will respond and/or be sufficient to cover any amounts that it may be required to pay any opt-out plaintiffs in any potential forthcoming lawsuits.  These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to raise additional financing and pursue the development of the Pebble Project.

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Management's Discussion and Analysis Year ended December 31, 2023

Grand Jury Investigation.

The Company is cooperating with a grand jury investigation involving the United States Attorney’s Office for the District of Alaska, as described above under 1.2.2 Legal Matters.  The Company is not able to provide investors with guidance as to the outcome of the grand jury investigation, or whether the investigation will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals.  The Company has incurred and anticipates that it will continue to incur substantial expenses in connection with the grand jury investigation, including legal fees and expenses related to the collection, review, and production of documents, among other things.  Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Mine project.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project from the U.S. Congress’ House Committee on Transportation and Infrastructure.  Again, any adverse civil or criminal proceedings relating to the Committee’s investigation could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Project.  In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project, which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

The Record of Decision and the Final Determination have had and will have an Ongoing Adverse Impact on Northern Dynasty’s Ability to Finance the Pebble Project.

Northern Dynasty believes that the ROD has had a material adverse impact on its ability to finance its operations and will continue to adversely impact its financing options for so long as the ROD remains outstanding.  In addition, the Final Determination may adversely impact Northern Dynasty’s ability to complete future financings.  Appealing the ROD in any future litigation and challenging the Final Determination will require substantial financial resources.  As Northern Dynasty has limited cash and currently a working capital deficit, does not generate any revenues, and anticipates no revenues been generated in the foreseeable future, Northern Dynasty will require additional financing to continue its operations and to fully fund the appeal and remand of the ROD and the challenge of the Final Determination.  Northern Dynasty does not have any assurance that it will be able to achieve this financing.  If Northern Dynasty is unsuccessful in obtaining a positive ROD after remand or challenge of the Final Determination, Northern Dynasty’s financing options may be substantially limited, and it may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project.  The Company’s inability to secure this additional required financing will negatively impact the ability of the Company to continue with the appeal and remand of the ROD and challenge the Final Determination, which may impact the ability of shareholders to recover their investment in the Company.

Limited Capital Resources, Negative Operating Cash Flow and Financing Requirements.

The Company currently has limited cash and a negative operating cash flow and anticipates that it will continue to have negative operating cash flow for the foreseeable future as it does not generate revenues from mining or any other activities.  As a result, operating cash flow will continue to be negative until the Company generates revenue from production at the Pebble Project to offset expenses incurred, of which there is no assurance.  Accordingly, the Company will require substantial additional capital to fund both its plan of operations for the next twelve months and its future exploration and development activities.  The Company does not have any arrangements in place for this additional funding and there is no assurance that such funding will be achieved when required.  The Company has historically relied on equity financings to finance its operations but there is no assurance that future equity financings will be available to the Company.  Also, any additional equity financing may result in substantial dilution to existing shareholders.  Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.  Specifically, the Company may be required to reduce or curtail its operations within the next twelve months if it is not able to secure additional financing.  Further there is no assurance that the Royalty Holder under the Royalty Agreement will exercise its right to purchase any additional rights to future gold and silver production from the Pebble Project, or that the Company will enter into additional streaming or royalty agreement financing arrangements for the Pebble Project.

Under the Company’s US$15.0 million Convertible Notes issued in December 2023, the Company has provided the holders with the option to redeem the Convertible Notes at a price equal to 150% of the outstanding principal, plus interest if the Company completes an “equity financing” during the term of the Convertible Notes.  The term “equity financing” will include any issuance of common shares, preferred shares, or any securities convertible into common shares or preferred shares but is defined to exclude (i) normal course equity compensation grants, (ii) issuances under existing convertible securities, (iii) the Company’s December 2023 unit offering, and (iv) equity issuances in connection with mergers, acquisitions and other comparable transactions that are not completed for capital raising purposes.  The requirement to redeem the Convertible Notes at a premium may impair our ability to secure additional equity financing during the term of the Convertible Notes.

Risk of Secure Title or Property Interest.

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects.  Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned.  Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development.  Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

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Management's Discussion and Analysis Year ended December 31, 2023

The Pebble Project is Subject to Political and Environmental Regulatory Opposition.

The Pebble Project faces concerted opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”).  The BBW is an important wildlife and salmon habitat area.  Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of the Pebble Project.  Opposition may include legal challenges to exploration and development permits, which may delay or halt development.  Other tactics may, and have been, employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns, attempting to purchase intervening land rights, and protest activity.  These efforts could materially increase the cost and time for development of the Pebble Project and the related infrastructure, or require changes to development plans, which could adversely impact project economics.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore.  Accordingly, the Pebble Project must be considered an exploration prospect only.  Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101.  These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”.  Northern Dynasty advises United States investors that although the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, there is no assurance any mineral resources that Northern Dynasty may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules.  Investors are cautioned not to assume that any part or all the mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into “mineral reserves”.  Further, “inferred resources” have a great amount of uncertainty as to their economic and legal feasibility.  Under Canadian securities law, estimates of “inferred mineral resources” cannot form the basis of feasibility or prefeasibility studies, or any economic study except a Preliminary Economic Assessment as prescribed under NI 43-101.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited.  Mineralized material, which is not mineral reserves, does not have demonstrated economic viability.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.  There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project.  The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralization and their definition as a mineral resource.

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Management's Discussion and Analysis Year ended December 31, 2023

There Is No Assurance That Northern Dynasty Will Be Able To Partner The Pebble Project.

One of Northern Dynasty’s business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project.  There is no assurance that Northern Dynasty will be able to enter into an arrangement with a partner for the development of the Pebble Project, and the negative impact of the ROD, Final Determination, and the investigations regarding the Pebble Project may negatively impact the Company’s ability to enter into any arrangement.  To the extent that Northern Dynasty does not enter into any agreement to partner the Pebble Project, it will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project, of which there is no assurance.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable.  Northern Dynasty has never declared or paid any dividends on its common shares.  Northern Dynasty intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and its operations.  Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

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Management's Discussion and Analysis Year ended December 31, 2023

Northern Dynasty’s Financial Statements have been Prepared Assuming Northern Dynasty will continue as a Going Concern.

Northern Dynasty has prepared its Financial Statements on the basis that it will continue as a going concern.  On December 31, 2023, the Company had $18.2 million in cash and cash equivalents.  Northern Dynasty has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal and remand of the ROD, legal challenges to the Final Determination, any material expenditures at the Pebble Project and for working capital.  Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project.  Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from carrying values on a going concern basis. Refer also to discussion in 1.6 Liquidity.

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, any Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and reduce its ability to obtain New Financing.

The Pebble Project, which is owned through the Pebble Partnership, is Northern Dynasty’s only mineral project.  Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore.  If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project.  Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares.  Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired because of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum, Silver and Rhenium Decline, Northern Dynasty May Not Be Able To Raise the Additional Financing Required To Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project will be significantly affected by changes in the market price of the metals for which it explores.  The prices of copper, gold, molybdenum, silver and rhenium are volatile, and are affected by numerous factors beyond Northern Dynasty’s control.  The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum, silver and rhenium and the stability of exchange rates can all cause fluctuations in these prices.  Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments.  The prices of copper, gold, molybdenum, silver and rhenium have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration for copper, gold, molybdenum, silver and rhenium, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

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Management's Discussion and Analysis Year ended December 31, 2023

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems.  These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks.  Any of these and other events could result in information system failures, delays and/or increase in capital expenses.  The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.  There is a risk that the Company may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company.  The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Russian-Ukrainian Conflict and the Israel-Hamas Conflicts – Potential Effects Which Could Detrimentally Affect the Global Economy, Peace and Stability in Europe and the Middle East, Respectively, and Beyond, and Our Business and Share Price

Russian military forces invaded Ukraine in February 2022.  In response, Ukrainian military personnel and civilians are actively resisting the invasion.  Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion.  The North Atlantic Treaty Organization ("NATO") has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region.  The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy.  In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy.  The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Company’s business and results of operations and may have wide-ranging consequences on the peace and stability of the region and the world economy.

The Israel-Hamas conflict began on October 7, 2023, and, although it has escalated, it is still early days and the effects if any are not known at this time.

These conflicts could affect the economies and securities markets of countries in ways that cannot necessarily be foreseen at the present time.  These events could also exacerbate other pre-existing political, social and economic risks.  Such events could also cause substantial market volatility, exchange trading suspensions and closures and affect Northern Dynasty’s performance, the price of its securities and its ability to successfully raise capital at reasonable rates or at all.  As a result, the market price of Northern Dynasty’s common shares may decline even if the Northern Dynasty’s operating results, underlying asset values or prospects have not changed.

Although we do not have employees, suppliers or business activities in Ukraine or Russia, or in the Middle East at this time, the conflict may have a detrimental impact on our business and operations at some point in the future if the conflict spreads, escalates or affects Europe and the Middle East, respectively, or the world more broadly.

Mining is Inherently Dangerous and Subject to Conditions or Events beyond Northern Dynasty’s Control, which could have a Material Adverse Effect on Northern Dynasty’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in Northern Dynasty’s exploration, development and mining operations.  These and other hazards may cause injuries or death to employees, contractors or other persons at Northern Dynasty’s mineral properties, severe damage to and destruction of Northern Dynasty’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of exploration and development activities and any future production activities.  Safety measures implemented by Northern Dynasty may not be successful in preventing or mitigating future accidents.

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Management's Discussion and Analysis Year ended December 31, 2023

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all its phases, including financing, technical resources, personnel and property acquisition.  It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry.  Because of the high costs associated with exploration, the expertise required to analyze a project’s potential, and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty.  Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses.  As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities.

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project.  Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty.  Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project.  Obtaining the necessary governmental permits is a complex, time-consuming and costly process.  The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of the Pebble Project.

Litigation.

The Company is, and may in future be, subject to legal proceedings, including regarding actions discussed in 1.2.2 Legal Matters in the pursuit of its Pebble Project.  Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof.  If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

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Management's Discussion and Analysis Year ended December 31, 2023

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in an increase in Northern Dynasty’s operating expenses, which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations.  Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain contractors, including HDSI (refer 1.9 Transactions with Related Parties).  The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project.  There can be no assurance that the services of all necessary key personnel will be available when required or, if obtained, that the costs involved will not exceed those previously estimated.  It is possible that the costs and delays associated with the loss of services of key personnel could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

The Volatility of Northern Dynasty’s Common Shares Can Expose Northern Dynasty to the Risk of Litigation.

Northern Dynasty’s common shares are listed on the TSX and NYSE American.  Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries.  The price of Northern Dynasty’s common shares is also likely to be significantly affected by short-term changes in copper, gold, molybdenum, silver and rhenium prices or in Northern Dynasty’s financial condition or results of operations as reflected in quarterly earnings reports.

As a result of any of these factors, the market price of Northern Dynasty’s common shares at any given point in time may not accurately reflect their long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Northern Dynasty is and may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project.  In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction.  Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, entering into a joint venture of the project or other means.  There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.  If Northern Dynasty is unable to raise the necessary capital resources, it may at some point have to reduce or curtail its operations, which would have a material adverse effect on its ability to pursue the permitting and development of the Pebble Project.

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Management's Discussion and Analysis Year ended December 31, 2023

While we may attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project, there is no assurance that we may be able to conclude any such agreements.  In addition, any joint venture or other form of partnership arrangement for the Pebble Project is anticipated to result in a dilution in our ownership interest in the Pebble Project.

There is also no assurance that we will be successful in securing any long-term project financing utilizing conventional asset level financing, debt, royalty, and alternative financing options, such as stream financing.  Any project debt financing that we may obtain in the future will require future repayments of principal and interest from cash flows generated by the Pebble Project.  Likewise, any potential sale of royalty interests in minerals produced from the Pebble Project would require future payments of royalties from cash flows generated by the Pebble Project.  If we enter into any streaming arrangements for the Pebble Project, it is anticipated that we would be required to sell minerals produced from the Pebble Project at preferential rates as consideration for up-front funding provided by the party providing the stream financing.  As a result, any of these financing options are anticipated to impact the cash flows from the Pebble Project that would be available to the Company should the Pebble Project proceed to development.  Our board of directors has not made any determination as to whether to proceed with any of the above forms of financing and there is no assurance that these financing options will be available to advance development of the Pebble Project.

1.15.6 Qualified Persons

Stephen Hodgson, P.Eng., a qualified person who is not independent of Northern Dynasty, has reviewed and approved the scientific and technical information in this MD&A.

1.15.7 U.S. Securities Matters

The Company is a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System ("MJDS") between Canada and the United States, and to provide disclosure on our mineral properties, including the Pebble project, in accordance with NI 43‐101 disclosure standards and CIM Definition Standards.  For this reason, information contained in this MD&A in respect of the Pebble project may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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